VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. March 20, 2025 (Eastern Time).

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VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE IN PERSON

If you would like to vote in person, please attend the Annual General Meeting to be held at 11:00 p.m. on March 21, 2025 (Hong Kong time and date) at Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General Meeting Proxy Card - QMMM HOLDINGS LIMITED

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEM 1, 2, 3, 4 and 5

Item 1 - By an ordinary resolution, to approve the re-appointment of five directors, Mr. Kwai Bun, Mr. Leung Chun San, Mr. Chan Anthony Saikit, Ms. Cheung Yee Man Irving, and Mr. Hui Kui Hung each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

1a. Kwai Bun	☐ FOR	☐ AGAINST	☐ ABSTAIN
1b. Leung Chun San	☐ FOR	☐ AGAINST	☐ ABSTAIN
1c. Chan Anthony Saikit	☐ FOR	☐ AGAINST	☐ ABSTAIN
1d. Cheung Yee Man Irving	☐ FOR	☐ AGAINST	☐ ABSTAIN
1e. Hui Kui Hung	☐ FOR	☐ AGAINST	☐ ABSTAIN

Item 2 - By an ordinary resolution, to ratify the appointment of WWC, P.C. as the Company's independent registered public accounting firm for the fiscal year ending September 30,

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 3 - By ordinary resolutions, to approve:

(i) the redesignation of the Company's authorized share capital by taking the following steps, such it is changed from US$50,000 divided into 500,000,000 shares of par value US$0.0001 each (the "Ordinary Shares") to US$50,000 divided into 490,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares) and 10,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares) (the Share Redesignation):

(a) redesignating all the authorized and issued and outstanding Ordinary Shares in the authorize share capital of the Company held by existing shareholders of the Company as of the date hereof (except the Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED) into Class A Ordinary Shares, each conferring the holder thereof 1 vote per Class A Ordinary Share at a general meeting of the Company or on any shareholders' resolutions and the other rights attached to it as set out in the 2nd M&A of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a 1 for 1 basis;

(b) redesignating all the authorized and issued and outstanding Ordinary Shares held by FORTUNE WINGS VENTURES LIMITED into Class B Ordinary Shares, each conferring FORTUNE WINGS VENTURES LIMITED 20 votes per Class B Ordinary Share at a general meeting of the Company or on any shareholders' resolutions and the other rights attached to it as set out in the 2nd M&A of the Company to be adopted by the shareholders of the Company at the Annual Meeting on a 1 for 1 basis; and

(c) redesignating the remaining authorized but unissued 481,048,158 Ordinary Shares into Class A Ordinary Shares on a 1 for 1 basis, and redesignating the remaining authorized but unissued 1,745,500 Ordinary Shares into Class B Ordinary Shares on a 1 for 1 basis; and

(ii) the transfer agent and share registrar of the Company be authorized to update the shareholder list of the Company as may be necessary to reflect the Share Redesignation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Date __________________ **Signature** __________________ **Signature, if held jointly** __________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

(PROPSALS CONTINUED ON REVERSE SIDE)

*** SPECIMEN *** AC:ACCT9999 90.00

QMMM HOLDINGS LIMITED
ANNUAL GENERAL MEETING
MARCH 21, 2025
AT 11:00 P.M. (HONG KONG TIME)
(10:00A.M., EASTERN TIME)

This form of proxy is furnished in connection with the solicitation by the board of directors of QMMM Holdings Limited (the "Company"), of proxies for the annual general meeting of the Company (the "AGM") to be held at 11:00 p.m. on March 21, 2025 (Hong Kong time) (10:00 A.M. Eastern Time), at our office at Unit 1301, Block C, Sea View Estate, 8 Watson Road Tin Hau, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in accompanying notice of AGM (the "AGM Notice").

The board of directors of the Company has fixed the close of business on February 27, 2025 (Hong Kong Time) as the record date (the "Record Date') for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof. Only holders of record of the Company's shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the AGM and any adjournment thereof.
In respect of the matters requiring shareholders' vote at the AGM, each holder of the Company's shares is entitled to one vote per share. The quorum of the AGM consists of two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorized representative) or by proxy. No business shall be transacted at any general meeting unless a quorum is present. This form of proxy and the accompanying AGM Notice will be first sent to the shareholders of the Company on or about March 13, 2025 .

The shares represented by all properly executed proxies returned to the Company in accordance with the existing amended and restated articles of association of the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the AGM or at any adjournment thereof, or (ii) by voting in person at the AGM.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

Item 4 - Subject to and conditional upon approval for Item 3 above, by a special resolution, to approve:
(i) the adoption of the 2nd M&A of the Company as the M&A of the Company, in substitution for and to the exclusion of the existing M&A of the Company in its entirety with imm ediate effect; and
(ii) the authorization of the registered office provider of the Company to make any necessary filing with the Registrar of Companies in the Cayman Islands in connection with the adoption of the 2nd M&A of the Company and the passing of these special resolutions.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Item 5 - By ordinary resolutions, to approve:
(i) the consolidation of every issued and unissued shares of the Company at a ratio within a range of 5 shares into 1 share to 20 shares into 1 share (the Share Consolidation), the exact ratio of which shall be determined by the further action at the discretion of the Board of Directors, to be effective on a date on or prior to 31 December 2025 as may be determined by the Board of Directors and announced by the Company (the Effective Date), so that a shareholder holding every 5 to 20 Class A Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class A Ordinary Shares) will hold 1 new Class A Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class A Ordinary Shares), and a shareholder holding every 5 to 20 Class B Ordinary Shares of US$0.0001 par value each (the Pre-Consolidation Class B Ordinary Shares) will hold 1 new Class B Ordinary Share of par value ranging from US$0.0005 to US$0.002 each (the Post-Consolidation Class B Ordinary Shares), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares and such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Company's 2nd M&A in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation would be rounded up to the nearest whole share; and
(ii) in respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board of Directors be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

I/We, ______________________________* (Name) of ____ (Address) being the registered holder(s) of QMMM Holdings Limited (the "Company"), hereby appoint the Chairman of the Annual General Meeting or ______________________of_____________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.
If any proxy other than the Chairman is preferred, strike out the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON SIGN(S) IT.

IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR." IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST." IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED "ABSTAIN."

Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

TO BE SIGNED ON REVERSE SIDE